Filed Pursuant to Rule 433

Registration Nos. 333-126348, 333-126348-01, 333-126348-02 and 333-126348-03

February 1, 2006

PRICING TERM SHEET

(To Prospectus Supplement dated February 1, 2006)

Issuer:	Alabama Power Company
Issue:	Series HH Senior Notes due February 1, 2011
Offering Size:	$200,000,000
Coupon:	5.10% per annum, payable semi-annually
Maturity:	February 1, 2011
Treasury Benchmark:	4.25% due January 15, 2011
US Treasury Yield:	4.507%
Spread to Treasury:	60 basis points
Price to Public (Issue Price):	99.971%
Optional Redemption:	Make Whole T + 10 bp
Minimum Denomination:	$1,000
Ratings:	A2 / A
Trade Date:	February 1, 2006
Settlement Date:	On or about February 8, 2006
CUSIP:	010392 ET 1
Joint Bookrunners:	Banc of America Securities LLC and Barclays Capital Inc.
Co-managers:	Calyon Securities (USA) Inc., Morgan Keegan & Company, Inc. and Synovus Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Banc of America Securities LLC or Barclays Capital Inc. will arrange to send you the prospectus if you request it by contacting Alabama Power Company collect at 205-257-2714, Banc of America Securities LLC toll free at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com or Barclays Capital Inc. toll free at 1-888-227-2775, Ext. 2663.